   SCOTT F. FROST
   Senior Vice President,
   Chief Financial Officer and Treasurer

                                                                                                 October 7, 2015

Filed via EDGAR

Ms. Courtney Haseley for
Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: Weis Markets, Inc.
        Form 10-K for the Fiscal Year Ended December 27, 2014
        Definitive Proxy Statement filed on Schedule 14A
        Filed March 13, 2015
        File No. 001-05039

Dear Ms. Haseley:

       We reviewed your letter dated September 24, 2015, regarding the above referenced Weis Markets, Inc. (the "Company") filings and have addressed each of your comments in this response letter. We respectfully request to correct all comments, if appropriate, in future filings.

In connection with our responses to your comments, we acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 27, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

  SEC Comment: We note a decline in profit of approximately $16 million in 2014 based, in part, on increases in cost of sales and operating, general and administrative expenses of $76 million and $36 million, respectively. However, your disclosure does not fully explain the underlying reasons as to why these expenses increased. For example, you note a $7.7 million increase in employee related expenses but do not specify whether such increases were driven by higher salaries, more employees, other factors or a combination thereof. Please revise your disclosure in future filings to explain the underlying reasons for material changes in cost of sales and operating, general and administrative expenses to provide a better understanding of your results of operations. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Please show us in your response the revised disclosure that you expect to make in future filings. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

  Company Response:
  We acknowledge the SEC position and agree that we should expand the discussion of year-to-year variances for cost of sales and operating, general and administrative expenses.

  Almost all of the $76 million increase in cost of sales is sales volume driven. In "Cost of Sales and Gross Profit" for 2014, as a new second paragraph, we would state.

  "Almost all of the increase in cost of sales in 2014 as compared to 2013 was due to the increased sales volume in 2014. Each of direct product costs, and distribution center and transportation costs, increase when sales volume increases."

  The majority of the $36 million increase in operating, general and administrative expenses is also sales volume driven. For example, with respect to employee related expenses in particular, even though such expenses increased by $7.7 million in 2014 as compared to 2013, such expenses as a percentage of sales decreased by 0.2%. Such employee related expenses are actually discussed in detail in the 3rd through 6th paragraphs of the operating, general and administrative expenses section, and such discussion will be expanded in the table described below.

  To further enhance our presentation in the operating, general and administrative expenses section, in the future we will add the following table and explanations for items that have materially increased or decreased.

"A breakdown of the material increases (decreases) in operating, general and administrative expenses is as follows:

		Increase
	Increase	(Decrease)
	(Decrease)	as a %
	(in thousands)	of Sales
Employee Related Expenses	$7,700	(0.2)%
Store Advertising Expenses	$3,000	0.1%
Repairs/Maintenance Contracts	$7,000	0.2%
Landlord Common Area Maintenance	$2,900	0.1%
Depreciation and Amortization	$8,600	0.2%

Employee Related Expenses increased in dollars and decreased in percent of sales for the reasons noted above related to increases in sales volume. Hourly employees, particularly part time employees, are required to work increased hours when there is growth in sales volume. Increases in employee related expenses were offset by savings realized from a store labor efficiency project.

Store Advertising Expenses increased due to the promotion of the Company's new pricing strategy.

Repairs/Maintenance Contracts increased primarily due to new maintenance contracts for software and hardware including store front end systems.

Landlord Common Area Maintenance expense increased due to higher than average snowfall in the Company's region.

Depreciation and Amortization increased as a result of the Company's store capital expenditure program and technology investments."

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

2014 Executive Compensation Components, page 9

  SEC Comment: Please indicate whether you currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity) and, as appropriate, explain your policy. In this regard, you acknowledge the absence of an equity-based incentive plan; however, you do not explain why you choose to offer only cash-based compensation. In your response, please provide us with this information and confirm that you will expand your disclosure, as applicable, to provide such disclosure in future filings. Refer to Item 402(b)(2)(ii) of Regulation S-K.

  Company Response:
  The Compensation Committee does not have a policy to guide the allocation of total compensation among the various elements and forms of awards. In future filings we will add the following disclosure at the end of the "Compensation Committee Discretion" paragraph (in italics):
Compensation Committee Discretion
The Compensation Committee has broad discretion to set the compensation paid to the Company's Named Officers, subject to Board approval, as it may determine is in the best interest of the Company and its shareholders. The exercise of discretion is an important feature of the Compensation Committee's philosophy and provides the Compensation Committee with sufficient flexibility to respond to specific circumstances facing the Company. To provide additional flexibility, the Compensation Committee does not have a policy to guide the allocation of total compensation among the various elements and forms of awards.

  To provide additional information about the absence of equity-based plans, in future filings we will add the italics portion to the following disclosure.
Compensation Philosophy and Objectives
The primary objective of the Company's executive compensation program is to attract and retain qualified executives, which is critical to the ongoing success of the Company. This primary objective is achieved by providing a combination of base salary, annual cash incentives, health and welfare benefits, retirement benefits and perquisites that overall provide a complete compensation package that is competitive with executives at companies of comparable size and position in the retail business, while keeping compensation in line with the financial objectives of the Company. The Compensation Committee does not believe that equity-based incentives are a valuable incentive for employees of the Company, which is a "controlled company" under the rules of the New York Stock Exhchange (that is, it is a company in which more than 50% of the voting power is held by members of the Weis family). As is common with controlled companies, the Company has a low trading volume. Due to such low trading volume and for other reasons, historically the Company's stock price has not been driven by financial results but rather by general market fluctuations and dividend return.

  SEC Comment: We note that compensation earned by your named executive officers pursuant to the Non-Equity Incentive Plan and Long Term Incentive Plan increased in 2014 compared to 2013. We further note your disclosure on page 10 that adjustments were made to applicable percentages for threshold, target and maximum metric hurdles as well as the target and maximum percentages that can be earned under the Non-Equity Incentive Plan. Given the increase in compensation earned by your named executive officers under these plans in 2014, please explain to us why the compensation committee made adjustments to the plans as described on page 10. Refer to Item 402(b)(2)(ii) of Regulation S-K.

  Company Response:
  We acknowledge the SEC comment, but believe that the applicable paragraph on page 10 adequately discloses that the Compensation Committee changed the plans, and the particular provisions that you note above, to maintain competiveness in the marketplace, based upon advice provided by Towers Watson, an independent consultant hired to provide advice on the plans. A detailed discussion about the Company's hiring of Towers Watson to provide the advice that formed the basis for the above-described changes is contained in the section in the 2014 proxy statement entitled "Use of Comparable Data in Setting Executive Compensation Levels."

  The changes to the plan provisions described above had some effect on the increase in plan compensation in 2014 as compared to 2013, but such changes were not the principal reason for such increase. A further explanation is set forth below.

  Under David J. Hepfinger, the CEO of the Company who resigned in September 2013, the Company maintained a strategy of pricing increases, which led to short term profit increases. In 2013, the strategy proved to be unsuccessful for the Company. In addition, under the cash incentive plans all incentive targets were missed and the Company paid no cash incentives under the plans for 2013, with the exception of Jonathan Weis' retention incentive. Following Mr. Hepfinger's departure, Jonathan Weis assumed the role of President and CEO and Kurt Schertle was promoted to Executive Vice President and COO. The Compensation Committee also engaged Towers Watson to evaluate executive compensation, and followed the Towers Watson recommended changes to the plans.

  The Company started an aggressive sales building program in 2014, notably its "Three Ways to Save" sales initiative which includes the Everyday Lower Prices (EDLP) and Lowest Price Guarantee program and Fuel Rewards program. The EDLP program lowered prices on more than 1,000 regularly purchased items. The Lowest Price Guarantee program offers discounts on four items every week that the Company guarantees to be the lowest compared to local competitors. Compared to 2013, the Company generated a 1.5% increase in average sales per customer transaction in 2014, while identical customer store visits increased by 0.6%. Comparable store sales increased 2.0% in 2014 compared to 2013. Excluding fuel sales, comparable store sales increased 1.7%. The 2014 sales increase is attributed to the Company's current pricing initiatives and sales building programs. This positive sales trend is in contrast to many regional supermarket chains in the industry, and such trend continues as disclosed in the Company's 2015 first and second quarter filings. Management believes that the sales building strategy is essential to the long-term success of the Company. However, the program was expected to, and did, impact profits negatively in the short-term.

  The Compensation Committee took the changes in Company pricing strategy and the expected results into account when setting the plan targets for 2014. For example, key targets such as sales and operating income were carefully determined, in order that employees might have a reasonable opportunity to achieve awards under the plans when contributing to the success of the new Company strategy. The Compensation Committee setting reasonable targets for 2014 was the principal reason for the increase in awards in 2014.

  CEO Incentive Award Plan, page 12

  SEC Comment: You state that one-half of the performance award earnable pursuant to the CEO Incentive Award Plan (and also your Long Term Incentive Plan) is based on the company's ratio of "Modified Return on Invested Capital." Please describe how this number is calculated based upon your audited financial statements and confirm that you will expand your disclosure, as applicable, to provide such disclosure in future filings. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

  Company Response:
  Set forth below is the applicable language regarding "Modified Return on Invested Capital" in the description of the CEO Incentive Plan. In future filings the following language in italics will be added to that section and in any other place in which MROIC is discussed.

  One-half of the performance award is based on the ratio of the Company's Modified Return On Invested Capital (the "MROIC") in comparison to the MROIC target for a plan year. MROIC is computed from the Company's audited financial statements by determining the earnings before interest, taxes, depreciation, amortization and rent (EBITAR) and dividing it by total assets plus a capital lease equivalent for operating leases. The MROIC ratio has a "threshold" which must be met in order to qualify for such performance award, a "target" which is the MROIC target, and a "maximum" MROIC ratio upon which a performance award may be made. For fiscal 2014, the threshold is 98% of the MROIC target and the maximum is 105% of the MROIC target, with 0% performance achievement at threshold, 100% performance achieved at target and 150% performance achieved at maximum, and with interpolation used to determine the performance achieved between the threshold, target and maximum levels.

                                                                                                 Sincerely,

                                                                                                 Scott F. Frost
                                                                                                 Senior Vice President, Chief Financial Officer
                                                                                                          and Treasurer

Cc: Pasquale D. Gentile, Jr.
       Reed Smith LLP

WEIS MARKETS, INC.
1000 SOUTH SECOND STREET ● P.O. BOX 471 ● SUNBURY, PA 17801-0471 ● (570) 286-4571